Exhibit 99.1

UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2025

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Financial Position

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at	Note	June 30, 2025 (Unaudited)	December 31, 2024 (Audited)
		$	$
ASSETS
Current assets:
Cash and cash equivalents		70,581,382	38,930,957
Receivables and prepaid expenses	4	982,435	683,655
		71,563,817	39,614,612
Non-current assets:
Mining concession asset	5	10,013,929	–
Property, plant and equipment	6	1,562,263	680,062
Intangibles		60,000	–
VAT receivable	8	2,912,553	2,261,717
		14,548,745	2,941,779
Total assets		86,112,562	42,556,391

LIABILITIES AND EQUITY
Current liabilities:
Account payables and accrued liabilities		3,970,980	2,229,584
Provision for environmental remediation	9	490,434	–
Warrants liability	10	–	3,163,115
Current portion of lease liability	11	469,542	82,795
Current portion of other long-term liabilities	12	7,407,142	–
		12,338,098	5,475,494
Non-current liabilities:
Lease liability	11	710,367	72,732
Other long-term liabilities	12	2,116,353	–
Total liabilities		15,164,818	5,548,226

Equity:
Share capital	16	146,845,506	102,256,065
Contributed surplus		31,907,541	17,110,478
Deficit		(107,805,303)	(82,358,377)
		70,947,744	37,008,166
Total liabilities and equity		86,112,562	42,556,391

Commitments, options agreements and contingencies	21
Subsequent events	22

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Approved on behalf of the Board of Directors:

(signed) Ari Sussman	(signed) Jasper Bertisen
Director	Director

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Operations and Comprehensive Loss (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

		For the three months ended June 30		For the six months ended June 30
	Note	2025	2024	2025	2024
		$	$	$	$
Expenses
Exploration and evaluation	19(a)	(7,433,113)	(5,181,251)	(12,291,882)	(9,019,771)
General and administration	19(b)	(2,236,131)	(1,222,105)	(4,134,425)	(2,425,283)
		(9,669,244)	(6,403,356)	(16,426,307)	(11,445,054)
Other income (expense)
Revaluation of warrants liability	10	–	94,691	(10,564,474)	466,205
Foreign exchange gain (loss)		531,002	(282,152)	633,141	(461,787)
Other income (expense)		1,058	79	1,058	79
Net loss before finance items and income tax		(9,137,184)	(6,590,738)	(26,356,582)	(11,440,557)
Finance income (expense)
Interest income		701,763	295,166	1,079,543	512,552
Finance costs	19(c)	(83,572)	(36,349)	(169,887)	(129,153)
Net loss before income tax		(8,518,993)	(6,331,921)	(25,446,926)	(11,057,158)
Income tax		–	–	–	–
Net loss and comprehensive loss		(8,518,993)	(6,331,921)	(25,446,926)	(11,057,158)
Basic and diluted loss per common share 17		(0.11)	(0.09)	(0.31)	(0.17)
Weighted average common shares outstanding, basic and diluted	17	78,712,812	67,916,039	81,819,848	66,479,549

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Cash Flows (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the six months ended	Note	June 30, 2025	June 30, 2024
		$	$
Cash flows from (used in) operating activities
Net loss		(25,446,926)	(11,057,158)
Items not involving cash and cash equivalents:
Revaluation of warrants liability		10,564,474	(466,205)
Finance costs expensed	19(c)	128,805	92,398
Foreign exchange (gain) loss		(633,142)	461,787
Share-based compensation	19(b)	1,069,473	689,360
Depreciation and amortization	19(a),(b)	376,036	158,864
Net changes in working capital items	20(a)	926,264	(476,332)
		(13,015,016)	(10,597,286)
Cash flows from (used in) financing activities
Cash proceeds from issuance of shares	16	36,357,305	13,925,729
Cash costs related to issuance of shares		(172,887)	(702,386)
Financing costs paid		–	(65,849)
Cash proceeds from warrant exercises	16, 10(b)	7,857,044	4,351,656
Cash received from option exercises	16	547,979	589,548
Lease payments	11	(323,317)	(56,774)
		44,266,124	18,041,924
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	6	(132,079)	(66,649)
		(132,079)	(66,649)
Net change in cash and cash equivalents during the period		31,119,029	7,377,989
Cash and cash equivalents, opening balance		38,930,957	14,166,196
Foreign exchange effect on cash balances		531,396	(408,674)
Cash and cash equivalents, end of period		70,581,382	21,135,511

For the six months ended	Note	June 30, 2025	June 30, 2024
		$	$
Non-cash transactions:
Mining concession asset	5	10,013,929	–
Intangibles		60,000	–
		10,073,929	–

The accompanying notes are an integral part of these interim condensed consolidated financial statements

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Changes in Equity (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

	Note	Number of shares issued and outstanding	Share capital	Contributed surplus	Deficit	Total
			$	$	$	$
Balance January 1, 2025		77,602,208	102,256,065	17,110,478	(82,358,377)	37,008,166
Issuance of shares – Offering March 2025	16	4,741,984	36,357,305	–	–	36,357,305
Share issue costs	16	–	(172,887)	–	–	(172,887)
Exercise of warrants	16, 10(b)	2,250,000	7,857,044	13,727,590	–	21,584,634
Exercise of options	16, 18	259,834	547,979	–	–	547,979
Share-based compensation	19(b)	–	–	1,069,473	–	1,069,473
Net loss for the period		–	–	–	(25,446,926)	(25,446,926)
Balance June 30, 2025		84,854,026	146,845,506	31,907,541	(107,805,303)	(70,947,744)
Balance January 1, 2024		61,234,906	53,972,765	14,159,006	(55,409,455)	12,722,316
Issuance of shares – Offering March 2024	16	4,500,000	13,925,729	–	–	13,925,729
Fair value of warrants issued		–	(1,193,634)	–	–	(1,193,634)
Share issue costs	16	–	(702,386)	–	–	(702,386)
Exercise of warrants	16	1,836,150	4,351,656	1,784,361	–	6,136,017
Exercise of options	16, 18	654,817	589,549	–	–	589,549
Share-based compensation	19(b)	–	–	689,360	–	689,360
Net loss for the period		–	–	–	(11,057,158)	(11,057,158)
Balance June 30, 2024		68,225,873	70,943,679	16,632,727	(66,466,613)	21,109,793

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Tabular dollar amounts represent United States (“U.S.”) dollars, unless otherwise shown. References to C$/CAD and COP are to Canadian dollars and Colombian pesos, respectively.

1.	NATURE OF OPERATIONS

Collective Mining Ltd. (“CML”) and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario corporation and a foreign company branch office in Colombia.

The Company’s common shares began trading on the Toronto Stock Venture Exchange (“TSXV”) on May 20, 2021, under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”. Effective September 6, 2023, CML’s common shares were voluntarily delisted from the TSXV and began trading on the Toronto Stock Exchange (“TSX”) under their current stock symbol “CNL”. Additionally, in 2023, the Company was listed on the Frankfurt Stock Exchange (the FSE) under the symbol “GG1”. On July 17, 2024, CML’s common shares were voluntarily delisted from the OTCQX® Best Market and began trading on the NYSE American LLC under the symbol “CNL”.

The registered office for CML is located at 82 Richmond St E 4th Floor Toronto, Ontario, Canada.

To date, the Company has not generated any revenue from mining or other operations as it is considered to be in the exploration stage.

2.	BASIS OF PREPARATION

Statement of Compliance

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) (collectively IFRS Accounting Standards) applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), on a basis consistent with those accounting policies followed by the Company in the most recent audited annual consolidated financial statements.

These interim financial statements do not include all the information required for full annual financial statements. Certain information, in particular, accompanying notes normally included in the audited annual consolidated financial statements prepared in accordance with IFRS Accounting Standards, has been omitted or condensed. The accounting policies and the significant judgements, estimates and assumptions used in the application of the accounting policies in the preparation of these unaudited interim consolidated financial statements are those described in Notes 2, 3, and 4 of the audited annual consolidated financial statements for the year ended December 31, 2024 and have been consistently applied throughout all periods presented as if these policies had always been in effect with the exception of the following:

Accounting policies:

Exploration and evaluation expenditures

The Company has expanded its accounting policy in respect of the exploration and evaluation expenditures whereby the cost of acquiring mining concessions contracts are capitalized as mining concession assets, where such costs can be directly associated with a specific area of interest and meet the recognition criteria for an asset. Other exploration and evaluation expenditures—such as exploratory drilling, sampling, and surveying, and option payments—continue to be expensed as incurred, until management determines the mineral interest to be technically feasible and commercially viable. The Company did not change its accounting policy for exploration and evaluation expenditures and, therefore, retroactive application was not required.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Provisions

The Company has expanded its accounting policy to include provisions for environmental remediation assumed by the Company in connection with the acquisition of a mining concession asset. The provision arises from a present obligation established by past events, where settlement is probable and the amount can be reliably estimated in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. Management has evaluated the requirement to undertake environmental remediation in the near term to ensure compliance with regulatory and operational obligations. The provision reflects the best estimate of the expenditure necessary to settle the obligation and is capitalised as part of the cost directly attributable to the acquisition of the mining concession. This provision is subject to regular review and is adjusted to reflect any changes in estimates or circumstances.

Significant judgments and estimates:

Mining Concession Asset

Management exercises significant judgment in determining the appropriate timing for the recognition of a mining concession asset, given that regulatory approvals are required, and no cash payment have been made as of the reporting date. As of June 30, 2025, the Company has recognized both an asset and a corresponding liability relating to the acquisition of the mining concession contract. This recognition is based on the existence of a legally binding agreement to acquire the mining concession contract, and management’s determination that control of the asset has effectively transferred to the Company. However, the transaction remains subject to final regulatory approval by Colombian authorities and future cash settlement. The Company considers the receipt of regulatory approval to be highly probable (See Note 5 and Note 22).

Provision for environmental remediation

The Company has recognized provisions for environmental obligations associated with the treatment and closure of two tailings ponds and a waste dump assumed as part of the Company’s acquisition of a mining concession contract. Estimating the future costs of these obligations requires significant management judgment, particularly in the following areas:

●	The expected timing of asset retirement and the associated cash outflows;

●	The applicable regulatory and environmental requirements;

●	The estimated costs of other remediation activities including dismantling, removal, and restoration;

●	The appropriate discount rate used to present value the future obligation.

These estimates are inherently uncertain, as they are based on current legal requirements and technologies, which may change. As a result, actual costs may differ significantly from the estimated provision.

These unaudited interim condensed consolidated financial statements were approved and authorized by the Audit Committee, on behalf of the Board of Directors of the Company, on August 12th, 2025.

3.	NEW ACCOUNTING STANDARDS

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by the Company in 2025 or later.

(a)	IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18–) - In April 2024, IFRS 18, was issued to achieve comparability of the financial performance of similar entities. The issuance of IFRS 18 is expected to have a substantive impact on financial statements, including potential changes to the structure of the income statement and various disclosure requirements. The standard, which replaces IAS 1, “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is assessing the potential impact of the standard on its consolidated financial statements.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

4.	RECEIVABLES AND PREPAID EXPENSES

Receivables and prepaid expenses are made up of the following:

As at	June 30, 2025	December 31, 2024
	$	$
Prepaid expenses	661,145	517,442
Advance to suppliers	269,834	72,082
Other receivables (a)	51,456	94,131
	982,435	683,655

(a)	Other receivables

Included in other receivables is $51,456 (December 31, 2024 – $79,692) of Harmonized Sales Tax (“HST”) refund receivable in Canada.

5.	MINING CONCESSION ASSET

Mining concession asset consists of the following:

As at	June 30, 2025	December 31, 2024
	$	$
Opening balance	–	–
Addition: Original acquisition cost – First Guayabales Option (a)	9,833,334	–
Addition: Environmental remediation (b)	490,434
Fair value adjustment – First Guayabales Option (a)	(309,839)	–
	10,013,929	–

(a)	First Guayabales Option

On June 23, 2025, the Company has exercised its option to acquire the mining concession contract under the option agreement entered into on June 23, 2020 (the “First Guayabales Option”) (See Note 7(a)(i)). As a result, the Company and the optionor executed an addendum to the original agreement pertaining to the First Guayabales Option. Consequently, the Company has expedited the timeline for obtaining full ownership of the mining concession contract and no longer has the option to terminate the agreement.

In accordance with the Company’s accounting policy under IFRS 6, the total consideration owing to the optionor under the amended agreement has been reflected as a mining concession contract with a corresponding financial liability (See Note 12).

In addition, the Company also received certain surface assets pursuant to the exercise of the option agreement related to small-scale mining operation currently operated by a third party within the boundaries of the property. Management is currently reviewing the valuation of these assets. Accordingly, the allocation of the cost associated with acquiring the mining concession contract is preliminary and subject to change upon completion of the final asset valuations and allocations.

(b)	Environmental remediation

As part of the acquisition of the mining concession contract, the Company has recognised a provision for environmental remediation of $490,434. This amount specifically covers the treatment and closure of two small tailings ponds and a waste dump. The obligation arises from past activities conducted in the concession area prior to the Company’s acquisition.

In accordance with the Company’s accounting policy under IFRS 6, these costs have been capitalised as are costs directly attributable to the acquisition of the mining concession contract (See Note 9).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

6.	PROPERTY, PLANT AND EQUIPMENT

Equipment and other fixed assets consist of the following:

	Land and Buildings	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets (a)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2025	58,749	343,704	34,123	96,971	146,515	680,062
Additions	–	116,346	15,733	–	1,273,998	1,406,077
Disposals and write-downs	–	(233)	(1,092)	–	(146,515)	(147,840)
Depreciation (b)	(1,663)	(77,324)	(32,546)	(29,203)	(235,300)	(376,036)
Net book value, June 30, 2025	57,086	382,493	16,218	67,768	1,038,698	1,562,263
Balance, June 30, 2025
Cost	65,876	721,135	225,332	295,610	1,273,997	2,581,950
Accumulated depreciation	(8,790)	(338,642)	(209,114)	(227,842)	(235,299)	(1,019,687)
Net book value	57,086	382,493	16,218	67,768	1,038,698	1,562,263

	Land and Buildings	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets (a)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2024	62,075	335,433	64,636	87,541	106,534	656,219
Additions	–	133,217	29,905	75,800	124,778	363,700
Depreciation (b)	(3,326)	(124,946)	(60,418)	(66,370)	(84,797)	(339,857)
Net book value, December 31, 2024	58,749	343,704	34,123	96,971	146,515	680,062
Balance, December 31, 2024
Cost	65,876	605,459	220,469	295,611	244,628	1,432,043
Accumulated depreciation	(7,127)	(261,755)	(186,346)	(198,640)	(98,113)	(751,981)
Net book value	58,749	343,704	34,123	96,971	146,515	680,062

(a)	Right of use assets

Right of use assets as at June 30, 2025, are comprised of one vehicle lease agreement with an initial term of 3 years, two warehouse leases, each one with an initial term of 3 years, and one office lease with an initial term of 1 year, renewable for additional 1 year terms. The value of additions is determined as the present value of lease payments at the inception of the lease (See Note 11).

(b)	Depreciation

Depreciation expense for the three and six months ended June 30, 2025 of $180,090 and $376,036, respectively (three and six months ended June 30, 2024 - $81,894 and $158,864, respectively), was recognized within exploration and evaluation expenses and general and administration expenses in the consolidated statement of operations and comprehensive loss (See Note 19 (a),(b)).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

7.	MINERAL INTERESTS

(a)	Guayabales Project

The Guayabales project is comprised of exploration applications, exploration titles, two option agreements and a number of surface rights agreements. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

The Company entered into two option agreements (the “First Guayabales Option” and the “Second Guayabales Option”) with third parties to explore, develop and acquire property within the Guayabales Project.

In October 2023 and May 2024, the Company secured option agreements to purchase surface rights (See Note 21).

On June 23, 2025, the Company accelerated the terms of the First Guayabales Option agreement and as a result will affect the transfer of 100% of the mining concession contract into its name. The transfer is expected to be completed within 60 days following the request being made to the Colombian National Mining Agency (“ANM”).

Details of the two first option agreements are as follows:

i.	First Guayabales Option

On June 24, 2020, the Company entered into the First Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The Company must incur a minimum of $3,000,000 of exploration and evaluation expenditures in respect of such property within the First Guayabales Option and total option payments of $2,000,000 over a maximum four-year term ending on or before June 24, 2024, to proceed to Phase 2 of the agreement. The Company met these commitments and has entered Phase 2 of the agreement.

Phase 2:

To acquire a 90% interest in the property within the First Guayabales Option, the Company must incur a minimum of $10,000,000 of exploration and evaluation expenditures in respect of such property and total option payments $2,000,000, payable in equal instalments of $166,666 semi-annually over a maximum six-year term, commencing at the end of Phase 1.

Phase 3:

To acquire the remaining 10% interest in the property within the First Guayabales Option, the Company has the following options:

●	provide notice that the Company has elected to pay a 1% net smelter return (“NSR”) commencing on the first calendar day of each month after 85% of the processing plant capacity has been achieved in exchange for the remaining 10% interest;

●	acquire 0.625% each year to a total of 10% by paying $250,000 semi-annually, commencing at the end of Phase 2, to a total of $8,000,000 in lieu of the NSR; or

●	pay a one-time payment of $8,000,000 in lieu of the NSR.

In addition, the Company is required to fund and complete all development and construction activities to bring the project to commercial production.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Summary:

The following is a summary of the option payments and exploration expenditures required to acquire 100% of the property under the First Guayabales Option:

		Option Payments		Exploration Expenditures	Total
		$		$	$
Phase 1	June 24, 2020 – June 24, 2024	2,000,000		3,000,000	5,000,000
Phase 2	June 24, 2024 – June 24, 2030	2,000,000		10,000,000	12,000,000
Phase 3	To commercial production	8,000,000	[1]	–	8,000,000
		12,000,000		13,000,000	25,000,000

1	Based on the assumption that the Company does not elect to pay the NSR.

The Company had the option to terminate the agreement at any time, upon notification to the optionor. As a result, the Company did not recognize any option payments that were payable in the future under the agreement in the consolidated statement of financial position.

On June 23, 2025, the Company has exercised its option to acquire the mining concession contract under the First Guayabales Option. As a result, the Company and the optionor executed an addendum to the original agreement pertaining to the First Guayabales option (See Note 7(a)(i)) which accelerates the terms of the original agreement. Consequently, the Company has expedited the timeline for obtaining full ownership of the mining concession contract and no longer has the option to terminate the agreement.

Under the terms of the addendum, the total amount of the remaining consideration owed to the optionor remains the same as the original agreement. However, the payment schedule has been accelerated as follows:

●	$2,000,000 payable upon signing of the amendment or shortly thereafter;

●	an additional $2,000,000 is payable within one month provided the mining concession contract transfer request to the Colombian National Mining Agency (“ANM”) has been filed;

●	an additional $2,300,000 is payable within two months following the submission of the mining concession contract transfer request; and

●	the remaining $3,533,334 is payable in six equal installments over the following three years from the date of the execution of the addendum to the agreement.

The present value of the total consideration owing to the optionor under the terms of the amended option agreement of $9,833,334 has been determined using a discount rate of 4.95% over a period from 2025 to 2028, resulting in the recognition of a mineral asset (See Note 5) of $9,523,495 and a corresponding financial liability (See Note 12). In addition, the Company has recognised a $490,434 provision for environmental remediation related to two small tailings ponds and a waste dump from activities prior its acquisition of the mining concession. Under IFRS 6, these costs have been capitalised as directly attributable to the acquisition, resulting in a total recognition of mining concession asset of $10,013,929 (See Note 5).

$
Original acquisition cost – First Guayabales Option	9,833,334
Less: Fair value adjustment	(309,839)
Fair value long-term liability	9,523,495
Addition: Environmental remediation	490,434
Mining concession asset	10,013,929

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the three and six months ended June 30, 2025, the Company has recognized $6,298,523 and $9,385,306, respectively (three and six months ended June 30, 2024 – $2,810,104 and $4,475,233, respectively), including option payments of $nil, respectively (three and six months ended June 30, 2024 – $nil and $250,000, respectively), as exploration and evaluation expenses in the consolidated statement of operations in respect of the First Guayabales Option.

As at June 30, 2025, and from inception of the agreement, the Company has recognized a total of $40,862,344 as exploration and evaluation expenditures in respect of the minimum expenditures required under the Option agreement and has made total option payments of $2,166,666 required within the original agreement.

ii.	Second Guayabales Option

On January 4, 2021, the Company entered into the Second Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1,750,000.

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1,000,000.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4,300,000 over a two-year period ending on January 2, 2031 to acquire 100 percent of the property within the Second Guayabales Option.

Summary:

The following is a summary of the option payments to acquire the property under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and six months ended June 30, 2025, the Company has recognized $nil and $250,000, respectively (three and six months ended June 30, 2024 – $1,236,966 and $1,578,948, respectively), including option payments of $nil and $250,000, respectively (three and six months ended June 30, 2024 – $nil and $250,000, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of Phase I of the Second Guayabales Option.

As at June 30, 2025, and from inception of the agreement, the Company has made total option payments of $1,750,000.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

iii.	Surface Rights Agreements

October 2023

On October 17, 2023, the Company entered into two option agreements with third parties to acquire surface rights over a four-year period. These option agreements replace and supersede the previous option agreements to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property over a four-year term, expiring on April 30, 2027, for total payments over the term of the agreements of $4,400,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and six months ended June 30, 2025, the Company has recognized option payments of $450,000 (three and six months ended June 30, 2024 – $nil and $400,000, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at June 30, 2025, and from inception of the agreement, the Company has made total option payments of $1,875,000.

May 2024

On May 23, 2024, the Company entered into three option agreements with third parties to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property. One agreement concludes on April 23, 2025, one agreement concludes on August 23, 2025, and the other one concludes on September 23, 2027. Upon conclusion of each agreement, the Company becomes the owner of the mentioned surface rights. Total payments over the term of the three agreements is $294,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and six months ended June 30, 2025, the Company has recognized option payments of $20,764 and $25,540, respectively (three and six months ended June 30, 2024 – $nil and $163,897, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at June 30, 2025, and from inception of the agreement, the Company has made total option payments of $260,953.

(b)	San Antonio Project

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio project is located approximately 80km south of Medellín. It is situated in the Middle Cauca belt in the Department of Caldas, Colombia.

The option agreement provides the Company the right to explore, develop and acquire the property over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2,500,000. The Company has the option to pay an additional $2,500,000 to the optionor upon reaching commercial production in exchange for the 1.5% NSR on the property that would otherwise be payable to the optionor.

The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the three and six months ended June 30, 2025, the Company has recognized $696,673 and $1,719,915, respectively (three and six months ended June 30, 2024 – $105,968 and $142,577, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at June 30, 2025, and from inception of the agreement, the Company has made total option payments of $580,000.

As the Company has the option to terminate the agreement at any time, upon notification to the optionor, the Company has not recognized any option payments payable in the future under the agreement in its consolidated statement of financial position.

8.	LONG-TERM VAT RECEIVABLE

Long-term receivable represents value added taxes in respect of exploration activities that will be recovered when the related project commences production, subject to local regulations.

As at	June 30, 2025	December 31, 2024
	$	$
Opening balance	2,261,717	1,799,497
VAT related to local purchases and services	650,836	462,220
Balance, end of period	2,912,553	2,261,717
Current portion	–	–
Long-term portion	2,912,553	2,261,717

9.	PROVISION FOR ENVIRONMENTAL REMEDIATION

As at	June 30, 2025	December 31, 2024
	$	$
Opening balance	–	–
Environmental remediation – First Guayabales Option	490,434	–
Balance, end of period	490,434	–

As part of the acquisition of the mining concession asset (See Note 5), the Company has recognised a provision for environmental remediation of $490,434. This amount specifically covers the treatment and closure of two tailings ponds and a waste dump. The obligation arises from past activities conducted in the concession area prior to the Company’s acquisition. Management has assessed the necessity to undertake the required remediation works in the coming months to comply with regulatory and operational requirements.

The provision, representing the best estimate of the expenditures necessary to settle the obligation using best available information at this time, has been capitalised as part of the costs directly attributable to the acquisition of the mining concession asset (See Note 5).

Management is continuing to evaluate the regulatory, environmental and legal requirements related to the acquisition of the mining concession contract. This evaluation includes assessing the potential of additional costs for decommissioning and other reclamation work related to a small-scale mining operation currently operated by a third party within the boundaries of the property. The provision will be adjusted to reflect any changes in estimates or circumstances based on the completion of this evaluation expected to be finalized by the end of the year.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

10.	WARRANTS LIABILITY

The following represents warrants denominated in Canadian dollars and classified as derivative financial liabilities:

	Six-month period ended June 30, 2025		Year ended December 31, 2024
	Number of warrants	$	Number of warrants	$

Opening balance	2,250,000	3,163,115	1,836,150	1,638,808
Subscription Warrants issued – March 2024 (b)	–	–	2,250,000	1,193,632
Warrants exercised	(2,250,000)	(13,727,589)	(1,836,150)	(1,784,361)
Fair value revaluation of warrants liability (a) (b)	–	10,564,474	–	2,115,036
Balance, end of period	–	–	2,250,000	3,163,115
Current portion	–	–	(2,250,000)	(3,163,115)
Long-term portion	–	–	–	–

(a)	Subscription Warrants – October 2022 Offering

On October 25, 2022, the Company closed a Bought Deal Offering (the “October 2022 Offering”) of C$10,762,650 ($7,890,716), conducted by a syndicate of underwriters, and consisted of the sale of 4,783,400 Units at a price of C$2.25 per Unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$3.25 with an expiry date on April 25, 2024.

The Warrants are classified as derivative financial liabilities as they are denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the Offering October 2022 are allocated between Common Shares and Subscription Warrants on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.55 per warrant with the resulting allocation of the total proceeds for the Offering October 2022 being:

	C$	$
Warrants liability – Subscription Warrants	1,326,628	972,627
Share capital – Subscription Shares	9,436,022	6,918,089
Total gross proceeds	10,762,650	7,890,716

For the six months ended June 30, 2025, the Company recognized $nil (three and six months ended June 30, 2024 – $237,774 (derivative loss) and $145,555 (derivative loss), respectively) in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

As at June 30, 2025, there were no outstanding Subscription Warrants – October 2022 Offering and the balance of the warrants was $nil. As at April 25, 2024, all 2,391,700 Subscription Warrants – October 2022 were exercised with total proceeds received of $5,702,773 (C$7,773,025) representing the exercise of all Subscription Warrants.

(b)	Subscription Warrants – March 2024 Offering

On March 4, 2024, the Company closed a strategic investment by a single purchaser on a non-brokered private placement (the “March 2024 Offering”) of C$18,900,000 ($13,925,729). The March 2024 Offering consisted of the sale of 4,500,000 Units at a price of C$4.20 per Unit.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Each Unit was comprised of one common share in the capital of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share, subject to standard anti-dilution provisions, at a price of $5.01 until March 4, 2027, however the Company has the right to accelerate the expiry of the Subscription Warrants in the event that the Company’s closing price on the TSXV remains equal to or higher than $6.00 for 20 consecutive trading days following the date that is 24 months after the Closing Date, the Company may accelerate the Warrant Term to the date which is 30 trading days following the date a notice is provided to holders of Warrants and a press release is issued by the Company announcing the accelerated Warrant Term.

The Warrants were classified as derivative financial liabilities as they were denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the March 2024 Offering were allocated between Common Shares and Subscription Warrants based on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.72 per warrant with the resulting allocation of the total proceeds for the March 2024 Offering being:

	C$	$
Warrants liability – Subscription Warrants	1,620,000	1,193,634
Share capital – Subscription Shares	17,280,000	12,732,095
Total gross proceeds	18,900,000	13,925,729

For the three and six months ended June 30, 2025, the Company recognized a derivative loss of $nil and $10,564,474, respectively (three and six months ended June 30, 2024 – $812,960 (derivative gain) and $611,760 (derivative gain), respectively), in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

Fair value for the Subscription Warrants was determined using the Binomial pricing model using the following weighted average assumptions as at March 20, 2025:

Weighted average share price	C$13.75
Weighted average risk-free interest rate	2.75%
Weighted average dividend yield	Nil
Weighted average stock price volatility	52.56%
Weighted average period to expiry (years)	–

On March 20, 2025, all 2,250,000 Warrants – March 2024 Offering were exercised with total proceeds received of $7,857,044 (C$11,272,500).

11.	LEASE LIABILITIES

As at	June 30, 2025	December 31, 2024
	$	$
Opening balance	155,527	119,697
New leases during the period	1,273,998	124,778
Termination of lease agreement	(155,527)	–
Lease payments	(323,317)	(114,790)
Interest accretion expense	128,805	50,126
Foreign exchange	100,423	(24,284)
Balance, end of period	1,179,909	155,527
Current portion	(469,542)	(82,795)
Long-term portion	710,367	72,732

The lease liabilities were measured on inception of the lease at the present value of the lease payments over the lease term, discounted using a weighted average discount rate of 22.70%, based on the Company’s incremental borrowing rate.

Interest accretion expense or amortization of the discount on the lease liability is charged to the consolidated statement of operations and comprehensive loss using the effective interest method.

For the three and six months ended June 30, 2025, the Company made lease payments of $231,887 and $281,844 (three and six months ended June 30, 2024 – $56,385 and $102,835, respectively) for contracts with terms of 12 months or less and which were recognized as lease expense within exploration and evaluation expenses.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

12.	OTHER LONG-TERM LIABILITIES

As at	June 30, 2025	December 31, 2024
	$	$
Opening balance	–	–
Original acquisition cost – First Guayabales Option	9,833,334	–
Fair value long-term liability	(309,839)
Balance, end of period	9,523,495	–
Current portion	(7,407,142)	–
Long-term portion	2,116,353	–

On June 23, 2025, the Company has recognized a financial liability as a result of the exercise of its option to acquire the mining concession contract under the First Guayabales Option (See Note 7(a)(i)).

The present value of the total consideration owing to the optionor under the terms of the amended option agreement of $9,833,334 has been adjusted to reflect the time value of money using a discount rate of 4.95% over a period from 2025 to 2028 resulting in the recognition of a mining concession contract (See Note 5) and the corresponding liability of $9,523,495.

The financial liability is classified and measured at amortized cost, and the amortization of the discount will be recognized as a finance cost consistent with the terms in the payment schedule.

13.	RELATED PARTY TRANSACTIONS

Related parties include management, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Compensation of key management personnel

Key management includes independent directors, the Executive Chairman of the board of directors (the “Chairman”), the Chief Executive Officer (“CEO”), the President and the Chief Financial Officer (“CFO”). The remuneration of members of key management personnel were as follows:

For the six months ended June 30	2025	2024
	$	$
Management salaries and benefits	465,554	390,000
Share-based payments	575,476	171,993
	1,041,030	561,993

In accordance with IAS 24, key management personnel are those having authority and responsibility for planning, directing, and controlling the activities of the Company.

14.	FINANCIAL INSTRUMENTS

Financial Instrument Disclosures

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the bases of measurement and the bases for recognition of income and expenses) for each class of financial asset and financial liability are disclosed in Note 4 of the audited annual consolidated financial statements for the year ended December 31, 2024.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Fair value measurement

Fair market value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Fair value measurement is determined based on the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The carrying values for financial assets and liabilities for cash and cash equivalents, accounts payable and accrued liabilities, lease liabilities and other long-term liabilities approximate their fair values as at June 30, 2025.

Other financial liabilities of $10,703,404 as at June 30, 2025 (December 31, 2024 – $3,318,642) were as follows:

As at June 30, 2025	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Warrants liability (level 2)	–	–	–	–
Lease liabilities (level 2)	–	–	1,179,909	1,179,909
Other long-term liabilities	–	–	9,523,495	9,523,495
	–	–	10,703,404	10,703,404

As at December 31, 2024	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Warrants liability (level 2)	3,163,115	–	–	3,163,115
Lease liabilities (level 2)	–	–	155,527	155,527
	3,163,115	–	155,527	3,318,642

There were no transfers between the fair value hierarchy during the three months ended June 30, 2025.

15.	FINANCIAL AND CAPITAL RISK MANAGEMENT

(a)	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Risk management is carried out by the Company’s management with guidance from and policies approved by the Board of Directors.

Financial Risk Factors

Foreign currency risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities denominated in currency that is not the entity’s functional currency. The Company’s functional currency is the U.S. dollar. The Company conducts some of its operating, financing and investing activities in currencies other than the U.S. dollar. The Company is therefore subject to gains and losses due to fluctuations in these currencies relative to the U.S. dollar. The Company does not use derivative instruments to hedge exposure to foreign exchange risk.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at June 30, 2025, the exchange rates were COP:US$4,069.67, based on Banco de la Republica – Colombia, and CAD:US$0.7330, based on Bank of Canada, respectively (June 30, 2024, COP:US$4,148.04 and CAD:US$0.7306, respectively).

For the six months ended June 30, 2025, the average was COP:US$4,196.15 and CAD:US$0.7095, respectively (six months ended June 30, 2024, COP:US$3,920.48 and CAD:US$0.7361, respectively).

The Company had the following foreign currency balances:

As at June 30, 2025	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	11,786,075	2,896,076
Cash and cash equivalents	CAD	5,546,944	4,065,780
Receivables and prepaid expenses	COP (000’s)	2,737,806	672,734
Long-Term VAT Receivable	COP (000’s)	11,853,126	2,912,552
Receivables and prepaid expenses	CAD	70,201	51,456
Accounts payable and accrued liabilities	COP (000’s)	(13,313,308)	(3,271,348)
Accounts payable and accrued liabilities	CAD	(111,881)	(82,006)
Provision for environmental remediation	COP (000’s)	(1,995,903)	(490,434)
Warrants liability	CAD	–	–
Lease liability	COP (000’s)	(4,801,841)	(1,179,909)

As at December 31, 2024	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	1,194,733	270,967
Cash and cash equivalents	CAD	42,518,337	29,549,195
Receivables and prepaid expenses	COP (000’s)	1,597,666	362,352
Long-Term VAT Receivable	COP (000’s)	9,972,248	2,261,717
Receivables and prepaid expenses	CAD	114,670	79,693
Accounts payable and accrued liabilities	COP (000’s)	(6,860,475)	(1,555,963)
Accounts payable and accrued liabilities	CAD	(24,324)	(16,904)
Warrants liability	CAD	(4,551,406)	(3,163,115)
Lease liability	COP (000’s)	(685,742)	(155,527)

The Company is exposed to foreign currency risk on fluctuations on the balances that are denominated in Canadian dollars and Colombian pesos. As at June 30, 2025, had both the Canadian dollar and the Colombian peso strengthened/weakened by 10% against U.S. dollar with all other variables held constant, the Company’s would have reported an increase/reduction in the net loss for the period ended June 30, 2025, of $506,821 and $619,448, respectively.

Credit risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfil its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and receivables. The Company has no significant concentration of credit risk arising from its properties. The majority of the Company’s cash and cash equivalents are held with banks in Canada and Colombia. Funds held in banks in Colombia are limited to yearly forecasted Colombian denominated expenses. The Company limits material counterparty credit risk on these assets by dealing with financial institutions with credit ratings of at least “BBB-” or higher, or those which have been otherwise approved. Receivables mainly consist of receivables for refundable commodity taxes in Canada and Colombia. Management believes that the credit risk concentration with respect to remaining amounts receivable is minimal.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. The Company manages its liquidity risk by proactively mitigating exposure through cash management, including forecasting its liquidity requirements with available funds and anticipated investing and financing activities.

As at June 30, 2025, the cash balance was $70,581,382. However, the cash balance is not sufficient to continue to explore, build a mine, and meet all of its future obligations in respect of the option contracts in Note 21 if the Company elects to exercise all its options in respect of all the contracts. Thus, continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from existing shareholders and/or new shareholders or through other arrangements, complete sufficient public equity financing, or generate profitable operations in the future.

Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company’s cash balances are not subject to significant interest rate risk as balances are current.

(b)	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern in order to pursue the exploration and evaluation of its mineral interests. The Company mainly relies on equity issuances to raise new capital. The capital structure of the Company includes the components of equity as well as cash and cash equivalents.

On November 10, 2021, the Company filed a short form base shelf prospectus which will allow the Company to issue common shares, warrants, subscriptions receipts, units of debt securities among others for up to an aggregate total of C$100,000,000. The initial base shelf prospectus was effective until December 2023.

In connection with the initial base shelf prospectus:

-	On October 25, 2022, the Company closed the October 2022 Offering for a total of $7,891,000 (C$10,763,000) which consisted of the sale of 4,783,400 units at a price of C$2.25 per unit.

-	On March 22, 2023, the Company closed the March 2023 Offering for a total of $21,882,311 (C$30,005,000) which consisted of the sale of 7,060,000 shares at a price of C$4.25 per share.

On December 6, 2023, the Company filed a new short form base shelf prospectus (“Current Base Shelf Prospectus”) which will allow the Company to issue common shares, warrants, subscriptions receipts, units or debt securities, or a combination thereof up to an aggregate total of C$200,000,000. The new base shelf prospectus replaces the one approved on November 10, 2021 and remains effective until January 2026.

In connection with the Current Base Shelf Prospectus:

-	On October 31, 2024, the Company closed the October 2024 Offering for a total of $28,923,541 (C$40,250,000) which consisted of the sale of 8,050,000 shares at a price of C$5.00 per share.

As of August 12th, 2025, the remaining balance of the base shelf prospectus is C$159,750,000

The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company maintains its cash in highly liquid short-term deposits which can be liquidated immediately without interest or penalty.

The Company’s overall strategy with respect to capital risk management has remained consistent for the period ended June 30, 2025.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

16.	SHARE CAPITAL

(a)	Authorized

Authorized share capital consists of an unlimited number of common shares without par value. All issued shares are fully paid. No dividends have been paid or declared by the Company since inception.

(b)	Issued

During the six months ended June 30, 2025 and 2024, the Company issued shares resulting from the following transactions:

2025 Transactions

i.	On March 20, 2025, the Company issued 4,741,984 common shares, at a price of C$11.00 per share, resulting from the closing of the March 2024 – Private Placement for a total of $36,357,304 (C$52,161,824). Common share issue costs of $172,887 were cash based and were recognized as a reduction in share capital.

ii.	The Company issued 259,834 common shares resulting from the exercise of stock options (See Note 18).

iii.	The Company issued 2,250,000 common shares resulting from the exercise of warrants (See Note 10(a)).

2024 Transactions

iv.	On March 4, 2024, the Company issued 4,500,000 common shares upon closing of the March 2024 Offering. Proceeds from the March 2024 Offering of C$18,900,000 ($13,925,729) were allocated between Common Shares and Warrants on a pro-rata basis of their fair value within the unit of which $12,732,095 was allocated to Common Shares (See Note 10(b)). Common Share issue costs of $702,386 (See Note 10(b)) were recognized as a reduction in share capital.

v.	The Company issued 654,817 common shares resulting from the exercise of stock options (See Note 18).

vi.	The Company issued 1,836,150 common shares resulting from the exercise of warrants (See Note 10(a)).

17.	Earnings per share

(a)	Basic

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding as follows:

For the six months ended June 30	2025	2024

Net loss	$(25,446,926)	$(11,057,158)
Weighted average number of common shares outstanding	81,819,848	66,479,549
Basic net loss per common share	$(0.31)	$(0.17)

(b)	Diluted

The Company incurred a net loss for each of the periods of three months and six months ended June 30, 2025 and 2024; therefore, all outstanding stock options and share warrants have been excluded from the calculation of diluted loss per share since the effect would be anti-dilutive.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

18.	SHARE BASED PAYMENTS

The Company adopted a stock option plan (the “Plan”) pursuant to the Securities Act of Ontario (the “Act”). The aggregate maximum number of shares reserved for issuance under the Plan and all other security-based compensation arrangements (together “Share Compensation Arrangements”) at any given time is 10% of the Company’s issued and outstanding shares as at the date of the grant of the Share Compensation Arrangement. Any shares subject to a stock option under the Plan which have been exercised, cancelled, repurchased, expired or terminated in accordance with the Plan will again be available under the Plan.

Under the Plan, the Company may grant to directors, officers, employees, and consultants stock options to purchase common shares of the Company. Stock options granted under the Plan will be for a term not to exceed 10 years.

The continuity of stock options during the period were as follows:

	2025		2024
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		C$		C$
Outstanding, beginning of period	4,434,800	4.07	4,177,217	3.10
Granted	900,000	13.54	–	–
Exercised	(259,834)	(3.03)	(654,817)	(1.23)
Forfeited	(50,000)	(4.12)	–	–
Outstanding, June 30	5,024,966	5.82	3,522,400	3.45

The following table summarizes information about stock options outstanding and exercisable as at June 30, 2025:

	Options Outstanding			Options Exercisable
Range of Price (C$)	Number of Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)	Number of options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)
$2.00 – $3.00	1,835,800	1.79	2.87	1,835,800	1.79	2.87
$3.01 – $4.00	134,500	1.05	3.99	134,500	1.05	3.99
$4.01 – $6.00	2,004,666	4.01	5.15	384,665	3.41	4.24
$6.01 – $16.00	1,050,000	4.49	12.50	150,000	2.84	6.26
	5,024,966	3.22	5.82	2,504,965	2.06	3.35

Options outstanding as at June 30, 2025 vest every six or twelve months over a two, three, or four-year period and have a term of five years.

The unamortized portion of share-based expenses as of June 30, 2025, is $4,158,348. This amount remains to be recognized in future periods.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The following is a summary of the stock options granted during the period, the fair values and the assumptions used in the Black-Scholes option pricing formula:

For the six months ended June 30	2025	2024

Number of options granted	900,000	Nil
Weighted average share price on grant date	C$13.54	Nil
Weighted average risk-free interest rate	2.63%	Nil
Weighted average dividend yield	Nil	Nil
Weighted average stock price volatility, based on historical volatility for comparable companies	55.81%	Nil
Weighted average period to expiry (years)	3.50	Nil
Weighted average grant date fair value per share	$8.34	Nil

For the three and six months ended June 30, 2025, the Company has recognized $722,771 and $1,069,474, respectively (three and six months ended June 30, 2024 – $330,765 and $689,360, respectively), as general and administration expense in the consolidated statement of operations in respect of the amortization of the share-based compensation.

19.	EXPENSES BY NATURE

(a)	Exploration and evaluation

Exploration and evaluation expense is made up of the following:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
	$	$	$	$
Drilling services	2,987,216	1,810,835	5,241,694	3,040,470
Option payments and fees (i)	921,132	937,605	1,279,210	1,223,463
Salaries and benefits	758,905	621,979	1,467,149	1,105,431
Assaying	709,378	535,456	1,065,381	1,031,962
Field costs, surveys and other	557,537	459,025	955,013	864,563
Transportation and meals	436,809	258,746	641,438	490,037
Consulting and professional fees	310,280	224,827	489,185	445,691
Geophysics	173,235	62,466	184,972	349,269
Security	91,603	86,614	181,526	182,197
Community expenses	230,415	111,596	345,945	148,811
Depreciation and amortization	168,616	72,102	352,382	137,877
Studies and technical evaluation	87,987	–	87,987	–
	7,433,113	5,181,251	12,291,882	9,019,771

i.	For the three and six months ended June 30, 2025, the Company recognized option payments of $470,764 and $746,304, respectively (three and six months ended June 30, 2024 – $813,897 and $1,063,897, respectively).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(b)	General and administration

General and administration expense is made up of the following:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
	$	$	$	$
Share-based compensation	722,771	330,765	1,069,474	689,360
Salaries and benefits	766,561	378,424	1,251,597	775,163
Consulting and professional fees	307,810	133,213	741,028	216,402
Office administration	137,189	82,892	299,751	174,750
Travel and entertainment	129,872	136,068	273,301	224,874
Regulatory and compliance fees	67,362	80,247	256,651	142,533
Depreciation	11,481	9,807	23,261	20,987
Investor relations	82,555	57,439	155,832	150,204
Others	5,530	–	5,530	–
Director’s fees and expenses	5,000	13,250	58,000	31,010
	2,236,131	1,222,105	4,134,425	2,425,283

(c)	Finance costs

Finance costs is made up of the following:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
	$	$	$	$
Finance issue expense (i)	–	–	–	65,849
Interest accretion expense (ii)	62,245	14,288	128,805	26,549
Other finance expense	21,327	22,061	41,082	36,755
	83,572	36,349	169,887	129,153

i.	Represents the portion of the March 2024 Offering financing costs allocated to the Subscription Warrants.

ii.	Interest accretion expense or amortization of the discount is in respect of the lease liability, also representing the interest portion of lease payments (See Note 11).

20.	CASH FLOW INFORMATION

Operating Activities

Net changes in working capital items:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
	$	$	$	$
Receivables and prepaid expenses	(195,761)	(47,917)	(747,018)	(228,306)
Accounts payables and accrued liabilities	693,278	(864,228)	1,673,282	(248,026)
	497,517	(912,145)	926,264	(476,332)

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

21.	COMMITMENTS, OPTION AGREEMENTS AND CONTINGENCIES

Commitments

As at June 30, 2025, the Company had the following contractual commitments and obligations:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
Service contracts (a)	3,516,520	3,516,520	–	–
Other lease commitments (b)	1,342,295	631,928	710,367	–
	4,858,815	4,148,448	710,367	–

(a)	Service contracts represent commitments in respect of drilling.

(b)	Lease commitments represent contractual lease payments payable over future periods.

Option Agreements

The Company has the option to terminate its option agreements at any time. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

As at June 30, 2025, the expected timing of payments, in respect of the Company’s option agreements under the assumption that the Company continues to exercise its option(s) for the relevant project and agreement are as follows:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
Second Guayabales Option	5,300,000	250,000	2,900,000	2,150,000
San Antonio Option (a)	4,420,000	420,000	1,500,000	2,500,000
Other Option agreements (b)	2,568,329	999,900	1,568,429	–
	12,288,329	1,669,900	5,968,429	4,650,000

(a)	Includes a one-time payment of $2,500,000 in lieu of the NSR.

(b)	Amounts disclosed related to the option agreements to purchase surface rights (See Note 7).

Environmental Contingencies

The Company’s exploration activities are subject to Colombian laws and regulations governing the protection of the environment. These laws are subject to change and may generally become more restrictive. The Company may be required to make future expenditures to comply with such laws and regulations, the amounts for which are not determinable and have not been recognized in the consolidated financial statements.

22.	SUBSEQUENT EVENTS

Subsequent to quarter end, the Company paid $4 million with respect to the amended First Guayabales Option (See note 7(i)(a)).